Alliance All-Market Advantage Fund, Inc.               Exhibit  77C



The Annual Meeting of Alliance All-Market Advantage Fund, Inc.
Was held on March 9, 1999. A description of each proposal and Number of shares voted at the meeting are as follows:

1.  To Elect Directors:     Shares Voted For     Voted Against/Abstain
      Class Two Directors
       (term expires 2002)
       John H. Dobkin          1,979,497                   22,815
       William H. Foulk        1,980,467                   21,845
        Dr. James M. Hester    1,979,312                   23,000


2.  To ratify the selection        Shares               Shares  Voted
      of Ernst & Young LLP as     Voted For                Against
      the Fund's independent
      auditors for the Fund's
      fiscal year ending
      September 30, 1999.          1,979,489                5,608

                                   Shares
                                 Abstained
                                   17,215